FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         September, 2004

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 2nd day of September, 2004.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (Signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

FOR IMMEDIATE RELEASE

CLARIFICATION OF NEWS RELEASE DATED AUGUST 26, 2004

VANCOUVER, B.C., SEPTEMBER 2, 2004 – CLEARLY CANADIAN BEVERAGE CORPORATION (TSX: CLV; OTCBB: CCBC) reports that it has been requested by Toronto Stock Exchange (“Exchange”) to provide a clarification to its News Release dated August 26, 2004, in which it reported that Douglas Mason, the Company’s President, Chief Executive Officer and Director, had entered into a settlement agreement (“Settlement”) with the British Columbia Securities Commission (the “Commission”). The Company reported in its previous News Release that it was pleased that the Settlement permits Mr. Mason to continue in his role as the Chief Executive Officer, President and Director of Clearly Canadian. The Company further reports that the Settlement restricts Mr. Mason from serving as a director or officer of any other issuer for a period of 12 months, other than for Clearly Canadian and for Columbia Yukon Explorations, Inc. (“Columbia Yukon”); from trading, directly or indirectly, in securities for a period of 12 months, other than trading which takes place through accounts held at a single registered dealer acceptable to the Commission; and from engaging in investor relations activities for a period of 12 months, except for investor relations activities with Clearly Canadian and Columbia Yukon. As previously reported, the full text of the Settlement is currently available on the Commission’s website or is available from the Company on request.

About Clearly Canadian

Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages, including Clearly Canadian® sparkling flavoured water, Clearly Canadian O+2® oxygen-enhanced water beverage and Tré Limone® sparkling lemon drink which are distributed in the United States, Canada and various other countries. Additional information on Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

CLEARLY CANADIAN BEVERAGE CORPORATION

      (Signed) “Bruce E. Morley”
Bruce E. Morley, Chief Legal Officer

For further information please contact:

Valerie Samson, Manager, Communications
E-mail: vsamson@clearly.ca
Clive Shallow, Manager, Shareholder Relations
E-mail: cshallow@clearly.ca
Telephone: 800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN®, CANADIAN O+2® and TRE LIMONE®.